Filed by Community Bank System, Inc. pursuant to Rule
425 under the Securities Act of 1933.
Subject Company: Grange National Banc Corp.
Commission File No.: 0-13664

     The following presentation concerning Community Bank System, Inc.’s proposed acquisition of Grange National Banc Corp. was made available during an investor conference call with management that was open to the public.

June 9, 2003 Acquisitions Conference Call

Forward-looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the "Merger") between Community Bank System, Inc. ("Community") and Grange National Banc Corp. ("Grange"), including future financial and operating results, cost savings, revenue enhancements and accretion to reported earnings that may be realized from the merger; (ii) Community's and Grange's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Community and Grange and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

Forward-looking Statements The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Community and Grange may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of Grange may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition form other financial services companies in Community's and Grange's markets could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Community's and Grange's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (www.sec.gov). Community and Grange caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Community or Grange or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Community and Grange do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Overview of Grange National Banc Corp. Headquartered in Tunkhannock, Pennsylvania (Wyoming county) 12 branches across Bradford, Susquehanna, Wyoming, Lackawanna and Luzerne counties Total assets of $277.7 million Total loans of $155.6 million Total deposits of $215.6 million LTM ROE of 16.0% LTM ROA of 1.50% Note: Financial data as of March 31, 2003.

Branching Out in Pa. Existing CBU Branches 2003 Branch Acquisitions Financial Services Centers Administrative/ Operations Centers

Exchange Ratio Fixed at 1.209 CBU shares for no more than 70% of GRGN's shares. Cash Portion Fixed at $42.50 per share for no less than 30% and no more than 45% of GRGN's shares. Implied Transaction Price / Share $44.84 on a blended basis (1). Implied Aggregate Transaction Value $80.0 million (including options). Stock / Cash Election GRGN shareholders to elect between CBU common stock, cash or a combination of stock and cash; no more than 70% of GRGN shares will receive CBU stock. Transaction Structure Tax-free reorganization. Due Diligence Completed. (1) Based on CBU's closing stock price of $37.92 on June 6, 2003 Transaction Summary

Transaction Summary Collars Yes. Fixed exchange ratio if CBU's price is between $29.88 and $40.43. Outside of collars, transaction converts to a floating exchange ratio, fixed price structure. Management Thomas McCullough will become President of Pa. banking operations, including First Liberty operations. Operating Structure Grange National Bank will be fully integrated into Community Bank, N.A.; Grange branches will join First Liberty branches as a single bank doing business as First Liberty Bank & Trust. Board Representation Two GRGN directors to be added to CBU Board. Anticipated Closing Fourth quarter 2003. Required Approvals GRGN shareholders and customary regulatory approvals.

Deal Pricing Implied Purchase Price per Share $ 44.84 (1) Implied Aggregate Transaction Value $ 80.0 million Price / LTM Reported EPS 20.4 X Price / Book Value 282.0% Price / Tangible Book Value 282.6% (1) Based on CBU's closing price of $37.92 as of June 6, 2003 and a 70% stock / 30% cash consideration split.

Strategic Rationale Opportunity to enhance presence in Northeastern Pennsylvania with a very strong management team. Excellent geographic fit within CBU's branch system. Market demographics similar to those well-known by CBU in New York. Accretive to GAAP and Cash(1) EPS within the first full year of combined operations. Accretive to book value per share. Strong asset quality. Franchise Enhancing Attractive Financial Results (1) Cash earnings represent net income plus the after-tax impact of intangible amortization expense.

Strategic Rationale Significant fee income growth potential through the use of CBU's financial services platform and Grange's title insurance business Strong earnings, loan and deposit growth Conservative cost savings validated through due diligence CBU is an experienced acquirer with demonstrated success in Northeastern Pennsylvania Strong Growth Opportunities Low-Risk Transaction

Summary Pro Forma Financial Impact

Pro Forma Earnings Impact

GAAP and Cash EPS Accretion

Estimated Cost Savings and Revenue Enhancements

How Grange Relates to Key Elements For CBU's Success Branches in small towns and markets similar to CBU's existing branches in New York Grange is ranked first or second in market share in 8 of the 12 towns in which it has offices Lending authority to remain with local business lenders, consistent with CBU's successful decentralized approach Grange's ratio of noninterest income to revenues is 15.3% CBU's ratio is 20.4% Opportunity to leverage CBU's financial services platform to Grange's customer base as well as for CBU to benefit from Grange's title insurance business Dominant Branch System with Decentralized Decision Making Diversify Revenue Stream through Noninterest Income

How Grange Relates to Key Elements For Community's Success Grange's loan volume has grown by a 14.5% compound annual rate over the past five years Asset quality and reserve levels over this period have remained strong Opportunity to leverage CBU's existing FiServ platform and products for enhanced efficiency and customer service Utilize current operations infrastructure with minimal additional volume-related costs Build Profitable Loan Volume Utilize Technology to Enhance Customer Service

Summary Excellent strategic fit that enhances franchise value Grange is a high performing franchise in demographic markets well-known by CBU. Thomas McCullough to run combined Pennsylvania banking operations Transaction is consistent with CBU's strategy of pursuing accretive in-market or contiguous acquisitions Solid earnings accretion with conservative and validated cost savings projections CBU has a proven record of integrating acquisitions of much greater size